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Exhibit 12.1:    Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2008	2009	2010	2011	2012

(Loss) income from continuing operations before taxes	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$43,967
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	43,926	(308)	3,705	976	(1,218)
Amortization of capitalized interest	57,700	51,477	40,791	32,068	40,612
Interest	37,348	46,949	55,615	56,635	59,503
Less: interest capitalized during the period	(44,893)	(35,931)	(31,221)	(38,032)	(42,327)
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976

(LOSS) EARNINGS	$(277,376)	$(174,001)	$(7,874)	$21,275	$102,513
Interest	$37,348	$46,949	$55,615	$56,635	$59,503
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976

FIXED CHARGES	$44,462	$51,303	$59,348	$58,995	$61,479
(DEFICIENCY) SURPLUS	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$41,034
Ratio of earnings to fixed charges	–	–	–	–	1.67

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  Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges